1.    **The Company and Its Significant Policies**

*The Company*

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC (the Parent) doing business as The Presidio Group LLC.

*Basis of Presentation*

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

*Accounting Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

*Revenue Recognition*

Fee revenue consists of retainer fees and transaction-based success fees, which the Company earns for assisting its clients with mergers, acquisitions, restructurings, divestitures and private placements of equity and debt securities. Retainer fees are typically non-refundable and are due upon execution of an engagement agreement with a client. They may or may not be applied to subsequent success fees and are recognized when services for the transactions are complete or when an engagement is terminated. Transaction-based success fees are typically recognized at the completion of each transaction when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured. To the extent cash retainers are collected but not yet recognized as revenue, such fees are recorded as deferred revenue on the statement of financial condition.

Executed contracts are used by the Company to evidence its arrangements.   The contracts state both the amounts for retainer fees and the transaction-based success fees. Due to the nature of the transactions, the Company believes collection of invoices is reasonably assured at the time of billing.

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less.  There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions.  The Company has never experienced any losses related to those balances.

*Fair Value of Financial Instruments*

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 – inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 – unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company has no assets or liabilities subject to recurring measurement at December 31, 2015.

Accounts receivable and other accrued expenses are stated at cost on the balance sheet. The fair value of these financial instruments approximates the carrying amount, which is the amount for which these instruments could be exchanged in a current transaction between willing parties.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

*Impairment of Long-Lived Assets*

The Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.  No impairment charge has been recorded to date.

*Income Taxes*

The company is a single member LLC and its income is reported by the Parent on its federal income tax return. The Parent files as a partnership in all relevant federal and state jurisdictions. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays annual California and Texas franchise taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

The Company follows the guidance in ASC 740 (Accounting for Uncertainty in Income Taxes). This guidance clarifies the accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and requires expanded tax disclosures. The Company has determined that the Company does not have a liability for uncertain tax positions or unrecognized benefits. Accordingly, no provision for taxes is made in the accompanying financial statements.

## 2. Property and Equipment

Details of property and equipment at December 31, 2015 are as follows:

| | | |
|---|---|---|
| Computer Equipment | $ | 67,882 |
| Retirement | | (67,882) |
| Less accumulated depreciation | | (67,882) |
| Accumulated depreciation reversed on retirement | | 67,882 |
| Property and equipment, net | $ | - |

## 3. Retirement Plans

The Company has a 401(K) plan that is available to all regular full-time employees. Employees become members and participants in the Plan upon meeting the plan's eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. For 2015, the Company accrued matching contributions of $37,483. There were no profit sharing contributions during the year.

4. **Concentrations of Risk**

*Receivables*

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

5. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".  There were no transactions in the Special Reserve Bank Account for the Exclusive Benefit of Customers during the year ended December 31, 2015.

6. **Capital Contributions and Distributions**

During the year, capital contributions provided by the Parent to the Company totaled $850,000.

There were no cash distributions made by the Company during the year.

7. **Related Party Transactions**

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2015, the Company had a balance payable to the Parent of $104,199. It also had an additional receivable balance of $20,000 from another related company.

Pursuant to an expense sharing agreement entered into by the affiliates of the Parent, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated to the Company based on the average number of people employed by the Company during the year.

8. **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.  As of December 31, 2015, the Company's net capital was $284,330, which was $186,424 above its net capital requirement of $97,906. The Company's aggregate indebtedness to net capital ratio was 5.1651 to 1.